FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
[ ] Check box if no longer subject		OMB Number: 3235-0362
to Section 16. Form 4 or Form	ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	Expires: January 31, 2005
5 obligations may continue. See Instruction 1(b)		Estimated average burden hours per response....................1.0
[ ] Form 3 Holdings Reported
[ ] From 4 Transactions Reported	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Sirmon, Gary	2. Issuer Name and Ticker or Trading Symbol Banner Corporation "BANR "					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title Other (specify below) below) Chairman
(Last) (First) (Middle) 10 South First Avenue	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 12/02
(Street) Walla Walla, WA 99362			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (check applicable line) XX Form Filed by One Reporting Person Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Bene-ficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                                                                                                SEC 1474 (3-99)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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FORM 5 (continued)                    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                    (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Sec-urities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Deriva-tive Se-curities Benefici- ally Owned at End of Year (Instr. 4)	10. Owner-ship of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4 )
					(A)	(D)	Date Exer-cisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock Units	1 for 1	2/04/02		A	38.91		*	*	Common Stock	38.91	18.25		D
Phantom Stock Units	1 for 1	2/15/02		A	1,381.69		*	*	Common Stock	1,381.69	20.57		D
Phantom Stock Units	1 for 1	5/15/02		A	533.36		*	*	Common Stock	533.36	24.23		D
Phantom Stock Units	1 for 1	8/14/02		A	567.12		*	*	Common Stock	567.12	21.42	36,374	D

Explanation of Responses:

*Phantom Stock Units acquired pursuant to deferred compensation agreement; settled in stock at termination of service.

                                                                                                                                  /s/Gary Sirmon                                                1/14/03
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.        **  Signature of Reporting Person                         Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.